UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of May, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)
     Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: May 11, 2011	By:	Signed: /s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate May 11, 2011
CANADIAN PACIFIC RAILWAY ANNOUNCES DIVIDEND INCREASE
CALGARY — The Board of Directors of Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) today declared an increase in CP’s next quarterly dividend to thirty cents ($0.30) Canadian per share on the outstanding Common Shares, from twenty-seven cents ($0.27) per share. The increased dividend is payable on July 25, 2011 to holders of record at the close of business on June 24, 2011, and is an eligible dividend pursuant to subsection 89(14) of the Income Tax Act.
“With the growing demand in our bulk and energy franchises, we feel positive about the long-term fundamentals of our business,” stated Kathryn McQuade, Executive Vice-President and Chief Financial Officer. “The Company believes that increasing the dividends as earnings grow provides a balanced approach to total shareholder return.”
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments, including long-term floating rate notes; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific
Canadian Pacific (TSX: CP) (NYSE: CP) operates a North American transcontinental railroad providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.
Contacts:

Media	Investment Community
Nicole Sasaki	Janet Weiss
Canadian Pacific	Canadian Pacific
Tel.: (403) 835-9005	Tel.: (403) 319-3233
e-mail: nicole_sasaki@cpr.ca	e-mail: investor@cpr.ca